United States securities and exchange commission logo





                           February 1, 2021

       Christopher Ianelli
       Chief Executive Officer
       iSpecimen Inc.
       450 Bedford Street
       Lexington, MA 02420

                                                        Re: iSpecimen Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed January 20,
2021
                                                            File No. 333-250198

       Dear Mr. Ianelli:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 15, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Executive Compensation, page 95

   1. We note your response to comment 4, and your amended disclosure in your Summary
                                                        Compensation Table on
page 95. Please amend the disclosure in the rest of your Executive
                                                        Compensation section to
include the required information for your last completed fiscal year. In this regard,
please amend your "Equity Incentive Plans," "Outstanding Equity
                                                        Awards at Fiscal Year
End," and "Non-Employee Director Compensation" disclosures to include information for
your fiscal year ended December 31, 2020.
 Christopher Ianelli
FirstName
iSpecimen LastNameChristopher Ianelli
          Inc.
Comapany1,NameiSpecimen
February    2021         Inc.
February
Page 2 1, 2021 Page 2
FirstName LastName
Notes to Financial Statements
Summary of Significant Accounting Policies
Revenue Recognition and Accounts Receivable, page F-35

2.       We note your response to our prior comment number 6. Your response letter dated
         December 31, 2020 stated,    The hold was specifically related to
circumstances whereby
         the supplier was not able to process the specimens due to COVID-19 shutdowns.
         However, in your current response you state,    The customer requested
the supplier to hold
         portions of the order at the supplier location, as the customer did not have available storage space in its facility to store the specimens before using the specimens for their
         intended use.    These appear to be two entirely different sets of
circumstances. Please tell
         us if you had more than one bill and hold transaction. If not, please tell us how the circumstances surrounding the reason for the bill and hold transaction changed. Please also tell us when this order was placed by the customer, when the customer requested the supplier to hold portions of the order at the supplier location, how this request was communicated to the supplier (i.e., directly or through iSpecimen), and when this order was shipped by the supplier.
3. We note your response to our comment number 7. You state that your customers obtain control of a specimen when a specimen is accessioned. As the supplier is responsible for collection of the specimen and has physical possession of the specimen prior to accession, it appears the supplier may control the specimen prior to accession. Given this, please tell us why you believe you control the specimen prior to it be accessioned. In your response, specifically address who has inventory risk prior to accession and what discretion you and your suppliers have over pricing. Refer to ASC 606-10-55-39.
4.       You previously stated that the    The third-party suppliers    only
responsibility is to provide
         the specimen at the Company   s direction, and do not have any
additional responsibilities
         to fulfill the contract other than collecting the specimens in accordance with the
         Company   s instruction and direction.    You also state that    At
the time the specimen is
         accessioned, we have satisfied our performance obligation.    If the
third party suppliers are
         responsible for both collecting and providing the specimen to the customer, please tell us your performance obligations to the customers.
5. You also previously stated that "The Company has the right to direct when, how, and where the specimens are sourced and ultimately delivered to the customer, as the
         Company has the primary responsibility to fulfill the customer contract." Please further clarify to us your basis as to how you have the right to direct when, how, and where the specimens are sourced and ultimately delivered to the customer.
6.       You previously stated that    The Company has full discretion in
establishing pricing for
         the specimen(s) and negotiates fees from its customers and bears credit risk in the sales
         arrangements.    On page 72 you state    We are flexible and allow our
suppliers to work
         with us using a number of revenue share constructs, including a fixed percent revenue
 Christopher Ianelli
iSpecimen Inc.
February 1, 2021
Page 3
       share arrangement (whereby we share a fixed percentage of the revenue back with them), a fixed pricing schedule (whereby they set their pricing per specimen type), or on a
       project-based pricing (whereby the supply site sets fees on a per
project basis).    Please
       advise as to how you determined you have full discretion in establishing the pricing for specimens. Additionally, please further explain to us what you meant by you negotiate fees from customers.
7. We note your statement that you believe that control transfers when a specimen has been accessioned, since in accordance with ASC 610-10-25-27(c), it is at this point you have created an asset without an alternative future use. Please further clarify for us how you created the asset. Additionally please clarify for us how you determined that the asset has no alternative future use.
8. Please tell us whether you believe revenue should be recognized at a point in time or over time for your performance obligations. If at a point in time, provide us your analysis of each of the indicators of the transfer of control in ASC 606-10-25-30 as of accession (i.e., at the point when you believe the customer has obtained control of a specimen).
       You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Dietrich King at (202) 551-8071 with any other questions.



                                                             Sincerely,
FirstName LastNameChristopher Ianelli
                                                             Division of
Corporation Finance
Comapany NameiSpecimen Inc.
                                                             Office of Trade &
Services
February 1, 2021 Page 3
cc:       Tamar Donikyan
FirstName LastName